U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of
The Securities Exchange Act of 1934

SALON CITY, INC.
 (Name of small business issuer in its Charter)

Nevada	20-2107795
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or organization)	Identification No.)

909 North Palm Avenue
Suite 311
West Hollywood, CA. 90069
(Address of principal executive offices)

Issuer's telephone number, including area code:
(310) 358-9017

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                     Name of each exchange on
to be so registered                          which each class is to be
                                                   registered

                                                                                       None.                                                N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
Preferred Stock, $.001 par value

(Title of Class)

SALON CITY, INC.

ITEM 1. DESCRIPTION OF BUSINESS
Introduction

Salon City, Inc. (“we” or “us”) represents the formal incorporation of a 10-year-old media, entertainment and distribution business located in Hollywood, California. From our inception, we have provided branding, media and product distribution services for the world-wide beauty industry (including professional and consumer beauty salons as well as spas), most notably through our Salon City Star magazine, and we also have a network for distributing beauty products to such salons and spas. We were formally incorporated in Nevada on January 4, 2005.

In 2007, after six years of publishing Salon City Star, SCI entered into a worldwide newsstand distribution agreement with Time Warner Retail and Kable Distribution News to launch the all-new Salon City Magazine in over 5000 major retail bookstores and newsstands in the USA and in 30 countries. The magazine is currently in its initial roll-out stages and is being augmented by a digital edition and online community at www.saloncity.com. Additional media products are being planned for 2008 and include a professional only publication and regularly produced webisodes of a Salon City TV show.

We originally launched operations in the fall of 1995 as SC Communications, a sole proprietorship owned by our current management. It first provided consulting services to beauty product manufacturers. In 1998, we added publicity and public relations services for salons and individuals through an additional sole proprietorship named Salon City Press Club. In 2000, we began producing the SunFun Beauty Festival (an annual summer conference in Las Vegas).

In 2001 we began publishing Salon City Star magazine – a consumer magazine for salons, spas, and their clients. From 2001-2006, Salon City Star was sold on newsstands in Southern California and New York City, mailed to top salons and nationally distributed in salons and spas by our network of 30 distributors, known as Salon City Network.

Our distributors, who in the future will be recruited and selected to be exclusively licensed to represent Salon City in their markets, also sell top professional beauty products to a market of roughly 250,000 salons and spas. This market has combined annual revenues exceeding $150 billion dollars in services and retail revenues. To increase our exposure in this market, we use our magazine and media events to position the Salon City brand.

By building our brand name and inviting distributors and members to join our network, we plan to grow Salon City’s brand worldwide and to help independent distributors gain exposure, develop their markets and increase their customer loyalty and promote their people, products and programs; some of which will be anticipated Salon City products and services.

Nature of the Products or Services Offered

Salon City's concept arises from our core mission to offer the public positively oriented news and products related to the conscious consumer’s desire to live a life of health and wellness. We intend to more formally organize our consumer movement into a membership consisting of salons, spas and clients–what we call the “Salon City Society”– as it grows and emerges in the world of beauty, entertainment and lifestyle branding. We have built a globally respected brand associated with a positive, balanced lifestyle vision for both the beauty industry and public. Some of our products and programs will include:

Salon City Magazine

Published monthly in 2008-9, our Hollywood-based magazine, Salon City, which is sold and distributed in bookstores throughout the world and in selected salons. Salon City features news from celebrities, everyday people and America's favorite beauty makers. Beauty entertainment and lifestyle news is the focus.  Salon City, currently in its 2007 rollout stages, has a roll-out circulation of approximately 75,000-100,000 issues. In 2008-9 national circulation will exceed 150,000 copies per issue, and is strategically targeted to evolve into a high-volume publication with higher frequencies and readership in excess of 1 million issues. We currently sell the magazine through national retailers like Hudson News, Barnes & Noble, Borders, Target, Kmart, Rite Aids and major grocery and drug chains. It is also sold in 30 countries worldwide. A professional salon distribution program is being developed to allow licensed network distributors and salons to retail Salon City’s publications.

SunFun Conference & Salon City Expos

We produce events like our SunFun event, which brings top beauty makers together to meet and share their ideas, products and vision. These events take place in cities around the country, where professionals and public are invited to attend. SunFun offers professionals one-on-one and group education on media artistry and branding.

World Beautymaker Awards

We are developing an televised awards event, the World Beautymaker Awards, scheduled for 2008-9. This Hollywood event is devoted to recognizing people who contribute to our basic values of beauty, truth, and goodness. We have invited beauty makers and their clients, as well as numerous city mayors, civic organizations like the fire and police departments, and local city news media to contribute names of those who deserve recognition for such contributions. We have designed the award statuette as a beautiful woman holding a threefold flame (signifying inner light), standing on a platform with the words beauty, truth and goodness circling the perimeter of the base. We generate revenue from this event through sponsorships, media syndication rights, and official licensing opportunities.

MAG All-Stars (Media Artists Group)

We publicize individuals who are members of our “media artists group,” MAG, who are all talented communicators and committed to bringing beauty, truth and goodness to audiences everywhere. Our media exposure helps them get their unique message out to the world. They are positive role models.

Salon City Press Club

We offer our “Salon City Press Club” to those individuals who are seeking press and media exposure on a regular basis. We offer to write and publicize informational news updates, which are seen in local area media outlets as well as in our magazine and events. The Press Club helps brand us and our clients to the public.

Salon City Distribution Network

We have established a network of distributor relationships across North America. They will be selected to represent us in their region. These distributors will bring our people, events, education and products to their local cities. In turn, they provide us with news on top products and information. We currently are scheduling events with a number of them as we prepare to expand the program nationwide as well as internationally. The industry professionals we have professional relationships with are among the many top distributors in the world with whom we are targeting for affiliation with the Salon City Network.

All-Industry Marketplace

We actively promote businesses who are providing the public with good products and services. We feature them in the “Marketplace” section of our magazine as well as our other publications and events. We recommend that our web fans look into these companies, which we choose for their alignment with our vision for a positive influence on the beauty industry. We will develop marketing and distribution partnerships with many new products seeking our branding support.

Salon City Society

We have established an affinity group called Salon City Society. Anyone who is a fan of beauty, truth and goodness can become part of this group. We take a stand for these qualities and what we feel is needed to improve society. Membership simply means that people support beauty makers with positivism, passion and professionalism.

Competition

The beauty magazine is highly competitive in many areas, including name recognition, product availability, customer service, store location and price.

Competitors include national and regional companies that publish beauty magazines. We compete on the basis of our customer service, including the trustworthy advice of our distributors, magazine availability, price, product, and newsstand location.

Employees
We have two full-time employees, and over 30 independent consultants working in numerous capacities in Salon City’s publishing, online, media and events.

We have never experienced any material labor disruption and believe that relations with our employees are good.

Risk Factors

Our business depends upon the continued active participation of our president.

Our success is heavily dependent upon the continued active participation of our president, Steven Casciola.  Mr. Casciola has over twenty five years of experience in the beauty industry. The loss of Mr. Casciola’s services could have a material adverse effect upon the development of our business and its future growth. We currently do not have an employment agreement with Mr. Casciola. We do not carry a key-man life insurance policy on Mr. Casciola.

If we are unable to compete successfully against other businesses that sell the type of magazine that we sell, we could lose customers and our sales and profits may decline.

The sale of beauty magazines is highly competitive based on many factors, including name recognition, availability, store location and price. Competitors are abundant in this area.

Competitors include national magazines such as Vanity Fair, Vogue, Glamour and Cosmopolitan among many others on the newsstands. Although we believe we compete effectively on the basis of magazine quality, including the knowledge and expertise of our employees, availability, location and convenience, and price; some competitors may have competitive advantages, such as greater financial and marketing resources, connections with larger stores with bigger newsstands, longer operating histories, more frequent customer visits and more effective advertising. If we are unable to continue to develop successful competitive strategies, or if our competitors develop more effective strategies, we could lose customers and our sales and profits may decline.

Market mergers among advertisers may negatively impact our business.

Some of our advertising revenues is currently generated from the professional salon industry and may be impacted due to mergers and acquisitions of numerous manufacturers and distributors. We do not know the lasting impact that these mergers will have. If professional magazine competitors are able to achieve better efficiencies relating to the mergers, there may be greater competitive pressures in certain cases where they have established relationships. We are addressing these challenges with creative content, multiple media opportunities and integrated branding campaigns that attract larger advertising clients, both professional and consumer.

War or acts of terrorism or the threat of either may negatively impact availability of magazine distribution and adversely impact our sales.

War, or acts of terrorism or the threat of either, may have a negative impact on our ability to distribute our magazines for sale in store newsstands. Some of our magazines are placed in other countries. If it becomes difficult or impossible to distribute inside our out of the United States, our sales and profit margins may be negatively affected.

Lack of adequate capitalization

We have substantial near-term capital needs. We may be unable to obtain the additional funding necessary to enable us to operate profitably in the future.

We face aggressive, better-financed competitors, who could drive us out of business.

The beauty and media industries are filled with many aggressive competitors, a large number of whom have better resources and funding than we do. They compete with us for advertisers and content, and there is always a substantial risk that such competitors could take away so much of our advertising and content that it could hurt or even eliminate our business.

Our management currently owns, and will continue to own, a controlling share of our stock.

Currently, our management team of Steve and Annie Casciola collectively own approximately 826,000,000 shares of our common stock, representing approximately 85% of the outstanding 975,467,258 shares of our capital stock.

Market demand for our magazine or beauty products may diminish, thus hurting our business.

A major risk facing our expansion plans is that the current level of market acceptance and demand for our magazine could diminish significantly.

Undeveloped Sources of Revenue.

Our plans to develop additional sources of revenue, from expanded distributor networks and added advertising, may take significantly longer to implement than planned. This could exhaust our resources and bring operations to a halt.

Future Dilution.

We intend to use our stock to acquire cash and services in the future, but there is no guarantee that this will occur.  It is absolutely critical that adequate capital be raised in order for us to realize its business plan. If capital cannot be raised through an equity offering there is no guarantee that we will succeed. It is anticipated that the shares offered in a future offering, to raise additional capital, will dilute existing shareholders.

No Dividends.

We have no plans to pay dividends on our common stock, now or in the foreseeable future. Our stockholders may never receive a return on their investment.

Difficulty Managing Growth.

Management, though experienced in this field, is small and may not be able to handle fast growth in time to train additional managers. This could bring undue strain on us that could derail growth.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

With the exception of historical facts stated herein, the matters discussed in this report are "forward looking" statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Such "forward looking" statements include, but are not necessarily limited to, statements regarding anticipated levels of future revenues and earnings from our operations. Readers of this report are cautioned not to put undue reliance on "forward looking" statements, which are, by their nature, uncertain as reliable indicators of future performance. We disclaim any intent or obligation to publicly update these "forward looking" statements, whether because of new information, future events, or otherwise. In addition, the uncertainties include, but are not limited to, competitive conditions involving our markets.

Salon City, Inc. (“We”/”Us”) was incorporated in the State of Nevada on January 4, 2005. We originally launched operations in the fall of 1995 as SC Communications, a sole proprietorship owned by current management. We first provided consulting services to beauty product manufacturers. In 1998, we added publicity and public relations services for salons and individuals through an additional sole proprietorship named Salon City Press Club. In 2000, we began producing the SunFun Beauty Festival, an annual summer conference in Las Vegas. From 2001 through 2006, we published Salon City Star magazine – a trade/consumer magazine for salons, spas, and their clients. For the last six years Salon City Star was mailed to affluent readers including top salons, distributors and sold on newsstands in Southern California and New York City. Since March 2007, a new, redesigned and expanded consumer publication, Salon City Magazine is printed, distributed and sold in nearly 5000 retailing (major bookstores, airports, grocery and drug chains and newsstands) locations throughout the USA and in 30 countries worldwide. Our plans call to have a second printed and digital ‘professional’ publication (title pending) released in 2008 that will continue to be mailed to finer salons and spas in various states and foreign countries by its network of up to 30 distributors, known as the Salon City Network.

RESULTS OF OPERATIONS

For the three months ended March 31, 2007 and 2006 (unaudited)

Net Income / Loss

We had net income (loss) of $(95,941) and $5,629 for the three months ended March 31, 2007 and 2006, respectively. The net income (loss) in these periods was due primarily to operational expenses, which were $96,591 and $43,444 for the three months ended March 31, 2007 and 2006, respectively. It is also a function of revenues and other expenses as described in the upcoming paragraphs below.

Revenue

We recorded revenues of $103,255 and $120,666 for the three months ended March 31, 2007 and 2006, respectively. The decrease in revenues was attributable to the planned delay in launching the new consumer publication (Salon City Magazine), which replaced last year’s professional magazine (Salon City Star). The ‘professional to consumer’ transition lost some of its ‘professional only’ advertisements at this time.

To inform the reader and provide more decision usefulness herein, the following paragraphs were written describing more of what we do, the services we provide and the magazine we distribute.

Our distributors also sell top professional beauty products to thousands of salons and spas. We are positioning ourselves to brand our magazine to their customers by helping them gain exposure, customer loyalty and promoting their people, products and programs.

Our five to ten year goal is to become the most successful media company to deliver beauty entertainment and products to the professional salon marketplace. Our goal is to have 25,000 salons aligned with Salon City’s ‘New Salon Society’ membership, and we will showcase many of them through our ‘licensed’ Salon City Network distributors. Each local network will feature the top 40 salons, and in over 100 metro markets we will have 4,000 identified in collective marketing and advertising as Salon City StarStudio salons.

By distributing hundreds of magazines through these 4,000 salons and others, our goal will be to expand circulation and frequency and reach to 2,000,000 issues, and generate 25 million dollars plus in advertising, membership, magazine, branding and licensing revenues. We will accomplish this through our distributor network that retains their rights for a desired salon city market.

In two to five years, we will continue to recruit, train, develop and certify a media artist group (MAG All-Stars) of sales team and educators to represent and manage the network. In the short term of one to two years, we are focusing on strengthening our financial foundation, restructuring our high interest start up debt, out sourcing a support management team and completing our next level of business plan. Overall, we are solidifying, polishing and positioning ourselves for larger levels of investment and acceleration.

Steve and Annie Casciola, our majority shareholders, officers and directors, have each been in the professional beauty industry over twenty five years. Steve Casciola was college trained in electrical engineering/business at Arizona State University. Steve Casciola opened two salons in Seattle’s Pike Street Market and U-District. In 1981 through 1995, Steve Casciola later accepted corporate positions and as Vice President of Marketing and Sales for top hair care companies.

Annie Casciola was trained as a hairstylist at Vidal Sassoon in London. She was Vidal Sassoon’s first lady barber for men in New York City, and later pursued her career on the West Coast.

Cost of Goods Sold

Cost of goods sold for the three months ended March 31, 2007 and 2006 were $95,404 and $66,790. Gross margin decreased to 8% in the three months ended March 31, 2007 from 43% in the three months ended March 31, 2006. The reason for the deterioration in gross margin for the three months ended March 31, 2007 is due to the new book being more expensive to produce and revenues taking additional quarters to catch up with the new and expanded production.

Expenses

Operating expenses for the three months ended March 31, 2007 and 2006 were $96,591 and $43,444, respectively. Professional fees were the primary reason for the increases in the respective periods in that we issued $45,000 worth of our common shares for services rendered by a consultant during the three months ended March 31, 2007. The consultant provided advice to undertake for and consult with us concerning management, marketing, consulting, strategic planning, corporate organization and structure, financial matters in connection with the operation of our business, expansion of services, acquisitions and business opportunities, and review and advise us regarding its overall progress, needs and condition.

Several key factors influenced 2007's Q1 performance:

1. Fall Out effect from September to December failure of Fountain Capital Fund to perform their agreement.

2. Upfront costs to 'green light' the new Salon City Magazine.

3. Promotional and marketing costs associated with the launch of the new magazine.

4. Temporary loss of 'professional advertisers' unable to advertise.

5. Four month delay between old book and new book

Liquidity and Capital Resources

Net cash flows provided by (used in) operating activities were $(63,434) and $98,952 for the three months ended March 31, 2007 and 2006, respectively. This was primarily attributable to net income (loss), which was $(95,941) and $5,629 for the three months ended March 31, 2007 and 2006, respectively, offset by the non-cash charges for common shares issued for services rendered during the three months ended March 31, 2007 only in the amount of $45,000.

Net cash flows used in investing activities for the three months ending March 31, 2007 and 2006 were $8,883 and $-0-, respectively. The cash flows used in investing activities for the three months ended March 31, 2007 was primarily used for the purchase of office related equipment in the amount of $8,883.

Net cash flows provided by (used in) financing activities were $72,365 and $(513) for the three months ended March 31, 2007, and 2006, respectively. This was mainly attributable to $13,000 in proceeds from the sale of common stock, to $10,909 in repayment of loans to officers, and $48,456 in proceeds from bank loans for the three months ended March 31, 2007.

Overall, we have funded all of our cash needs from inception through March 31, 2007 with proceeds from issuances of common stock.

On March 31, 2007, we had cash of $82,771 on hand. We do not have or anticipate having within the next twelve months any cash flow or liquidity problems and we are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments.

No significant amount of our trade payables has been unpaid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

The proceeds from this offering will satisfy our cash requirements for the next twelve months. It will not be necessary to raise additional funds.

For the years ended December 31, 2006 and 2005 (audited)

Net Loss

We had a net loss of $2,524,681 and $253,741, for the years ended December 31, 2006 and 2005, respectively. The net losses in these periods were due primarily to selling, general and administrative expenses, which were $2,651,344 and $423,703 for the years ended December 31, 2006 and 2005, respectively. The selling, general and administrative expenses for 2006 were higher than in 2005 due to $1,969,228 in common stock issued in 2006 for 2006 services rendered to us by consultants.

Revenue

We recorded revenues of $404,681 and $380,543 for the years ended December 31, 2006 and 2005, respectively. The increase in revenues was attributable to increased advertisement rates in 2006 which increased in correlation to the increase in inflation.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2006 and 2005 were $278,018 and $210,581. Gross margin decreased to 31% in the three months ended March 31, 2007 from 45% in the year ended December 31, 2006. The reason for the deterioration in gross margin for the year ended December 31, 2006 is due the new book being more expensive to produce and revenues took an additional quarter to catch up with the new production.

Expenses

Operating expenses for the years ended December 31, 2006 and 2005 were $2,651,344 and $423,703, respectively. Professional fees were the primary reason for the increases in the respective periods in that we issued $1,969,228 and $326,700 worth of our common shares for services rendered during the years ended December 31, 2006 and 2005, respectively.

Liquidity and Capital Resources

Net cash flows provided by (used in) operating activities were $(188,447) and $68,770 for the years ended December 31, 2006 and 2005, respectively, primarily attributable to a net loss, which were $2,524,681, and $253,741 for the years ended December 31, 2006 and 2005, offset by the increases in accounts payable and common stock issued for services rendered in both periods.

Net cash flows used in investing activities for the years ending December 31, 2006 and 2005 were $856 and $5,467, respectively. There was $856 and $5,467 in cash flows used in investing activities for the years ended December 31, 2006 and 2005, respectively, that was used for the purchase of office and computer equipment.

Net cash flows provided by (used in) financing activities were $242,727, $(27,411) for the years ended December 31, 2006 and 2005, mainly attributable to $138,196, and $253,828 loans to majority stockholders of $100,736 and $118,924 in the years ended December 31, 2006 and 2005, respectively. In addition, we received $345,000 and $47,013 in proceeds from the sales of our common stock in the years ended December 31, 2006 and 2005, respectively. During the year ended December 31, 2005 we received $44,500 in proceeds from bank loans.

Overall, we have funded all of our cash needs from inception through December 31, 2006 with shareholder loans.

On December 31, 2006, we had cash of $89,316 on hand. We do not have or anticipate having within the next twelve months any cash flow or liquidity problems and we are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments.

No significant amount of our trade payables has been unpaid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

The proceeds from this offering will satisfy our cash requirements for the next twelve months. It will not be necessary to raise additional funds.

ITEM 3. DESCRIPTION OF PROPERTY

Currently we occupy approximately 1,000 square feet of sales and executive office space in West Hollywood, California that our President and majority shareholder has contributed to us free of charge. The effects of rent expense are immaterial to the financial statements taken as a whole and the imputed effects thereof are not credited to our additional paid in capital under generally accepted accounting principles. We do not have a written lease agreements, but rather occupy the space on a month-to-month basis. If we lost the use of our office and executive space, we believe we could replace the property at competitive rates. However, there is no certainty that our President and majority shareholder would pay for any new location.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The  following  tables  set forth the ownership, as of July 16, 2007, of our  common  stock  (a) by each person known by us to be the beneficial owner of more  than 5% of our outstanding common stock, and (b) by each of our directors, by  all  executive  officers  and  our  directors as a group. To the best of our knowledge,  all persons named have sole voting and investment power with respect to  such  shares,  except  as  otherwise  noted.

Security  Ownership  of Certain Beneficial Owners (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Steven Casciola 909 North Palm Avenue Suite 311 West Hollywood, CA 90069	409,501,440 Direct	42.0%
Annie Casciola 909 North Palm Avenue Suite 311 West Hollywood, CA 90069	416,500,000 Indirect	42.7%

Security  Ownership  of Directors and Officers  (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Steven Casciola 909 Nort Palm Ave. West Hollywood, CA 90069	409,501,440 Direct	42.0%
Annie Casciola 909 Nort Palm Ave. West Hollywood, CA 90069	416,500,000 Direct	42.7%
All directors and officers as a group	826,001,440	84.7%
Total Outstanding	975,467,258	100.0%

Notes to the table:

(1)
Pursuant  to  Rule  13-d-3 under the Securities Exchange Act of 1934, as amended,  beneficial  ownership  of a security consists of sole or shared voting power  (including  the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect  to  a  security whether through a contract, arrangement, understanding, relationship or otherwise. Unless  otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned.

(2)
This  table  is  based upon information obtained from our stock records. We believe that each shareholder named in  the  above table has sole or shared voting and investment power with respect to  the  shares  indicated  as  beneficially owned.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our officers and directors are as follows:

Name	Age	Position
Steven Casciola	59	President and Director
Annie Casciola	56	Secretary and Director

Our Executive Officers

The following list describes our executive officers. Officers are elected by and serve at the discretion of the Board of Directors.

Steven Casciola, 59  — President and Chairman of the Board

Mr. Casciola has been in the professional beauty industry for over twenty five years. He was college trained in electrical engineering and business at Arizona State University (1966-1969).  In  1973 he moved to Seattle, where he opened two successful salons in the Pike Street Market and University District. In 1981, he moved to Los Angeles to accept high-level corporate positions with leading companies in the beauty industry: he served as Director of Sales and Consultant to VS Schools Division for Vidal Sassoon from 1981-1982; Creative Services Director for Image Laboratories from 1983-1986; Director of Sales and Marketing for Forsite Products, Inc. (exclusive distributor of Paul Mitchell in LA County) from 1988-1989; Outside Director of Marketing and Sales for Lanza Laboratories, Inc. in 1990; National Sales Director for Alexia Alexander, Inc. from 1991-1994; Vice President of Sales and Marketing for Ed Wyse Beauty Supply, Inc. from 1994-1995; and Vice President of Marketing, Sales & Education for Mont Source, Inc. from 1995-1996.

He created SC Communications as his wholly owned consulting firm in 1982, and through this company has performed media, marketing, and sales consulting for numerous well-known beauty industry clients since that time, including Paul Mitchell (during 1988-1989).  SC Communications did very little if any consulting from 1989-1995, and then in 1995 he went back to SC Communications to begin the operations which have culminated in Salon City, Inc. today.

He writes the syndicated column Salon City SPIN!, which has appeared in other influential industry magazines.  He has been a speaker at over 100 beauty industry-related lectures and seminars, including large industry conferences at the International Beauty Show, International Salon & Spa Expo, and Premiere Beauty Show. He is listed in Who’s Who in the West.

Annie Casciola, 56  — Vice President, Secretary and Director

Mrs. Casciola, wife of Steven Casciola, has been in the professional beauty industry over twenty five years. She was trained as a hairstylist at the Vidal Sassoon in London in or about 1980. She was Vidal Sassoon’s first woman barber for men in New York City, at the Vidal Sassoon salon on Fifth Avenue in the area of Bonwit Teller, once one of New York’s most upscale department stores, in or about 1981, and worked as a professional stylist on the west coast. She teaches, travels and networks with thousands of people and leaders in the professional industry, and has been involved in Salon City’s management for customer service and liaison functions.

Other than these persons mentioned above, we have no significant employees.

Promoters and Control Persons

Steven and Annie Casciola may be considered control persons of us within the meaning of the rules promulgated under the Securities Act of 1933, as amended, by virtue of his and her share ownership, his and her ability to influence our activities, and his and her positions as our President and Vice President.

ITEM 6. EXECUTIVE COMPENSATION

    No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of Salon City, Inc. during the years 2006 and 2005. The following table and the accompanying notes provide summary information for each of the last two fiscal years (we were incorporated on January 4, 2005) concerning cash and non-cash compensation paid or accrued by Steven Casciola, our President and Annie Casciola, our Vice President.

 SUMMARY COMPENSATION TABLE
Annual Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs(#)	LTIP payouts ($)	All Other Compensation ($)
Steven Casciola President	2006 2005	- - -	- - -	- - -	- - -	- - -	- - -	- - -
Annie Casciola Vice President	2006 2005	- - -	- - -	- - -	- - -	- - -	- - -	- - -

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the period from January 4, 2005 through present, one of our majority stockholders contributed the use of office space for our general operations, on a month-to-month basis, at a premises leased personally by one of our officers and majority stockholders. The effects of rent expense are immaterial to the financial statements taken as a whole and the imputed effects thereof are not credited to our additional paid in capital.

During the years ended December 31, 2006 and 2005, our officers and majority shareholders borrowed monies from us totaling $243,128. We opted to accept repayment in the form of shares of our common stock, which was retired back into our treasury. In December 2006, we accepted 12,156,400 shares of our common stock as full repayment of the entire amount borrowed. These shares were received by us in 2007.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 1,000,000,000 shares of common stock, $.001 par value, of which 975,467,258 shares are currently issued and outstanding. The holders of shares of common stock have one vote per share. None of the  shares  have preemptive or  cumulative voting  rights,  have any rights of redemption or are liable for  assessments  or  further  calls. The holders of common stock are entitled to dividends, when and as declared by the Board of Directors from funds legally available, and upon liquidation of us to share pro rata in any distribution to shareholders.

Preferred Stock

We are authorized to issue 50,000,000 shares of preferred stock, $.001 par value, of which none is issued and outstanding. If issued, our preferred shares may include certain shareholder privileges to be determined by our board of directors such as cumulative dividend payments and conversion features.

Island Stock Transfer, 100 Second Avenue South, Suite 300N, St. Petersburg, Florida, 33701, is our transfer agent and registrar for our common stock.

Shares Eligible for Future Sale

We have 975,467,258 shares of common stock outstanding but of these shares, only 64,418,05 shares are freely tradable. All of the remaining shares of common stock are "restricted  securities" and in the future, may be sold only in compliance with Rule 144 or in an exempt transaction under the Securities Act of 1933 (the "Act"), unless registered under the Act (the "restricted shares").

In  general,  under  Rule  144  as  currently  in  effect,  subject  to the satisfaction  of certain  conditions,  a person,  including  our affiliate (or  persons  whose  shares are aggregated), who has owned  restricted shares of common stock beneficially  for at least one year is entitled to sell within  any three  month  period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on a national  quotation  system, the average weekly trading volume during the four calendar weeks  preceding the sale. A person who has  not  been an  affiliate  of us  for at  least  the  three  months immediately  preceding the sale and who has beneficially owned shares of common stock for at least two years is  entitled  to sell such shares  under Rule 144 without regard to any of the limitations described above. Typically, Rule 144 transactions require a legal opinion that the conditions for a Rule 144 sale have been met.

Based on the foregoing, we estimate that 9,754,673 shares of common stock may be permitted to be sold every three month period under Rule 144.

Part II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our securities trade on the over-the-counter market "pink sheets." Our trading  symbol is "SLON". On July 16, 2007, the closing price was $0.05. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The following sets forth the high and low range of closing prices for the quarterly periods indicated as reported by the National Quotation Bureau:

Closing
	High	Low
03/31/2005	-	-
06/30/2005	-	-
09/30/2005	-	-
12/31/2005	-	-

03/31/2006	-	-
06/30/2006	-	-
09/30/2006	.05	3.00
12/31/2006	.01	.11
03/31/2007	.01	.03

Upon effectiveness on this registration statement, we plan to seek a market maker to submit a 15c-2(11) application to the NASD to be approved for trading on the OTC Bulletin Board.

Holders

As of July 16, 2007, the number of holders of record of shares of common stock, excluding the number of beneficial owners whose securities are held in street name was approximately 369.

Dividend Policy

We do not anticipate paying any cash dividends on our common stock in the  foreseeable future because we intend to retain our earnings to finance the expansion of our business. Thereafter, declaration of dividends will be determined by the Board of Directors in light of  conditions  then  existing, including without limitation our financial  condition,  capital requirements and business condition.

ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings, in which we  are involved. In addition, we are not aware of any pending or threatened legal  proceedings in which entities affiliated with our officers, directors or beneficial  owners are involved.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

At inception, January 4, 2005, we issued 433,500,000 shares (86,700,000 pre-split) to Steven Casciola and 416,500,000 shares (83,300,000 pre-split) to Annie Casciola for their services in forming the corporation. On or about July 6, 2006, we increased our authorized common shares to 1,000,000,000.  In addition, we authorized 50,000,000 shares of convertible preferred stock to be issued, $.001 par value, with a conversion ratio to be set at a later date.  Our board of directors also enacted a 5 for 1 forward stock split on July 3, 2006.

On January 5, 2005, we entered into a Financial Advisory Services Agreement with A-Z Consulting, Inc.  Under the terms of the agreement, A-Z Consulting, Inc. has agreed to use its best efforts to assist us in registering our stock with the SEC, having our common stock publicly traded and to provide services that include, but are not limited to, the following:

•	Consultation and review of a 504 offering in Pennsylvania;
•	Assist with the preparation of Form D, board resolutions, subscription agreements and accredited investor questionnaires pursuant to a private exempt offering under Regulation D;
•	State Blue-Sky compliance;
•	Selection of an independent stock transfer agent; and
•	EDGAR services.

In exchange for these services, we paid A-Z $15,000 and issued 49,500,000 shares (9,900,000 pre-split) of our common stock. The common shares issued were valued at the estimated value for the services received, or $326,700, or $.033 per share. We relied on the exemption provided under Regulation D, Rule 504 of the Securities Act of 1933, as amended.  This exemption is based on the fact that this investor was accredited investors as defined in Rule 501(a)(4) promulgated under the Securities Act.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that offeree will not resell the stock unless its shares are registered or an exemption from registration is available; (3) the offeree is an accredited investor familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and our management.

On January 12, 2005, we entered into a Consulting Agreement with Garland E. Harris. Under the terms of the agreement, Garland Harris agreed to provide services that include, but are not limited to, the following:

•	Assistance with public relations and introductions to third-party public relations service providers;
•	Training on networking, product presentation, and public speaking skills;
•	Best practices training in functioning as CEO of a public company;
•	Training in investor relations functions and responsibilities; and
•	Advice on business development.

In exchange for these services, we paid Garland Harris $5,000 and issued 500,000 shares (100,000 pre-split) of our common stock. The common shares issued were valued at the estimated value for the services received, or $3,300, or $.033 per share. We relied on the exemption provided under Regulation D, Rule 504 of the Securities Act of 1933, as amended.  This exemption is based on the fact that this investor was accredited investors as defined in Rule 501(a)(4) promulgated under the Securities Act.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that offeree will not resell the stock unless its shares are registered or an exemption from registration is available; (3) the offeree is an accredited investor familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and our management.

On March 15, 2005, we issued 16,295,625 shares (3,259,125 pre-split) of common stock, at a value of $.033 per share, to 34 individuals pursuant to a Regulation D offering.  We relied on the exemption provided under Regulation D, Rule 504 of the Securities Act of 1933, as amended.  This exemption is based on the fact that these investors were accredited investors as defined in Rule 501(a)(4) promulgated under the Securities Act.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and our management.

On February 14, 2006, we entered into a Consulting Agreement with Alvin Mirman.  Under the terms of the agreement, Alvin Mirman agreed to provide services that include, but are not limited to, the following:

•	Assistance with strategic planning;
•	Conducting planning meetings with the investment community;
•	Assistance with designing a business plan and "growth-by-acquisition" strategy;
•	Assistance with the preparation of a corporate profile, fact sheets and shareholder letters; and
•	Advise on NASD filings.

In exchange for these services, we issued Alvin Mirman 3,12500,000 shares (625,000 pre-split) of our common stock. The common shares issued were valued at the estimated value for the services received, or $20,625, or $.033 per share. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that offeree will not resell the stock unless its shares are registered or an exemption from registration is available; (3) the offeree is an accredited investor familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and our management.

On March 30, 2006, we sold 1,250,000 units, at ten cents ($.10) each, consisting of two shares of our common stock (total of 12,500,000 shares [2,500,000 pre-split]) and a warrant to purchase one share of our common stock at ten cents ($.10) per share to three individuals.  The warrants are exercisable for a period of five years and will have piggy-back registration rights as set forth in the Form of Warrant attached hereto.  We relied on the exemption provided under Regulation D, Rule 506 of the Securities Act of 1933, as amended.  This exemption is based on the fact that these investors were accredited investors as defined in Rule 501(a)(4) promulgated under the Securities Act.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and our management.

On June 14, 2006, we entered into a Transfer Agent Agreement with Island Capital Management, LLC d/b/a Island Stock Transfer. Under the terms of the agreement, Island Stock Transfer agreed to provide services that include, but are not limited to, the following:

•	Assistance with establishing DTC eligibility for our securities;
•	Consulting on the initial design and layout of securities certificates;
•	Compiling and reviewing our shareholder lists;
•	Reconciling split and other reorganization items that may be required; and
•	Consulting on the rules and protocols governing the transfer of securities.

In exchange for these services, we issued Island Stock Transfer 500,000 shares (100,000 pre-split) of our common stock. The common shares issued were valued at the estimated value for the services received, or $15,000, or $.05 per share. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that offeree will not resell the stock unless its shares are registered or an exemption from registration is available; (3) the offeree is an accredited investor familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and our management.

On June 26, 2006, we entered into a consulting agreement with Capital Solutions, Inc. and Brian Battaglia.  Under the terms of the agreement, Capital Solutions, Inc. and Brian Battaglia agreed to provide services that include, but are not limited to, the following:

•	Assistance with financial planning, financings and other related financial activities;
•	Assist the CEO to reach his financial and revenue milestones;
•	For Brian Battaglia to be available to interface with our investment team; and
•	Assist with meeting and accelerating revenue goals for 2007, 2008 and 2009.

In exchange for these services, we issued Brian Battaglia 5,000,000 shares (1,000,000 pre-split) of our common stock. The common shares issued were valued at the estimated value for the services received, or $50,000, or $.05 per share. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that offeree will not resell the stock unless its shares are registered or an exemption from registration is available; (3) the offeree is an accredited investor familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and our management.

On July 3, 2006, we sold 2,200,000 units, at ten cents ($.10) each, consisting of two shares of our common stock (total of 22,000,000 shares [4,400,000 pre-split]) and a warrant to purchase one share of our common stock at ten cents ($.10) per share to six individuals.  The warrants are exercisable for a period of five years and will have piggy-back registration rights as set forth in the Form of Warrant attached hereto.  We relied on the exemption provided under Regulation D, Rule 506 of the Securities Act of 1933, as amended.  This exemption is based on the fact that these investors were accredited investors as defined in Rule 501(a)(4) promulgated under the Securities Act.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and our management.

On July 27, 2006, we issued 18,000,000 shares of our common stock, at a value $.10 per share, to three individuals as follows: A-Z Consulting, Inc., 12,000,000 shares; David Koran, 4,500,000 shares; and Brian Battaglia, 1,500,000 shares.  These shares were issued in exchange for services that include, but are not limited to, the following:

•	Accounting services, including preparation of financial statements;
•	Assistance with all aspects of 15c2-11 filing with the NASD;
•	Assistance with keeping Pink Sheets disclosures up to date ;
•	Assistance with and advice on how to prepare corporate documents such as board resolutions and meeting minutes;
•	Assistance with obtaining CUSIP number
•	Assistance with the development of our action plan;
•	Advice on modifying and updating business plan;
•	Assistance wit the preparation of a PPM and SEC Form D in conjunction with a Regulation D, Rule 506 offering; and
•	Research on state Blue Sky compliance for Regulation D, Rule 506 offering.

We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and our management.

On October 17, 2006, we issued 803,033 shares of common stock, at a value of $.10 per share, to seven individuals pursuant to a Regulation D offering.  We relied on the exemption provided under Regulation D, Rule 504 of the Securities Act of 1933, as amended.  This exemption is based on the fact that these investors were accredited investors as defined in Rule 501(a)(4) promulgated under the Securities Act.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and our management.

On February 22, 2007, we issued 3,000,000 shares of our common stock, at a value $.012 per share, to Brian Battaglia.  These shares were issued as a performance bonus for services rendered under the consulting agreement with Capital Solutions, Inc. and Brian Battaglia, dated June 26, 2006.  We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended.  We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and our management.

On July 6, 2007, we issued 200,000 shares of common stock to YT2K, Inc. and 200,000 shares of common stock to Starr Consulting, Inc. in exchange for an advance to the Company of $2,500 each to pay for legal services.  We relied on the exemption provided under Regulation D, Rule 504 of the Securities Act of 1933, as amended.  This exemption is based on the fact that these investors were accredited investors as defined in Rule 501(a)(4) promulgated under the Securities Act. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and our management.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our bylaws provide for indemnification of each person (including the heirs, executors, administrators, or estate of such person) who is or was director and officer of the corporation to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys’ fees, arising out of his or her status as a director, officer, agent, employee or representative. Nevada Revised Statute 78.7502 allows indemnification so long as the officers and directors acted in good faith.  The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled.  The corporation may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs, and expenses, whether or not the corporation would have the legal power to indemnify them directly against such liability.  Such indemnification has the effect of reducing the liability of officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling an issuer pursuant to the foregoing provisions, the opinion of the Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Part F/S

FINANCIAL SCHEDULES AND EXHIBITS

There are filed as part of this Form 10-SB the following:

Financial Statements. The financial statements filed as part of this Form 10-SB are indexed below and are included at page

Balance Sheet as of December 31, 2006	21

Statements of Operations for the years ended December 31, 2006 and 2005	22

Statement of Changes in Stockholders' Deficit for the years ended December 31, 2006 and 2005	23

Statements of Cash Flows for the years ended December 31, 2006 and 2005	24

Notes to Financial Statements	25-29

Report of Independent Registered Public Accounting Firm	30

Unaudited Financial Statements for the three months ended March 31, 2007 and 2006	31-33

Notes to Unaudited Financial Statements	34-45

SALON CITY, INC.
Balance Sheet
At March 31, 2007

Assets:
Current assets
Cash	$82,771
Accounts receivable	139,230
Other current assets	39,000

Total current assets	261,001

Fixed assets
Equipment	25,272
Accumulated depreciation	(17,250)

Total fixed assets	8,022

Total assets	$269,023

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable and accrued expenses	$228,797

Total current liabilities	228,797

Long-term bank loans payable	90,335

Total liabilities	319,132

Stockholders' Equity
Common stock, (1,000,000,000 shares authorized, 992,223,658
shares issued and outstanding, par value $.001 per share)	992,224
Additional paid-in capital	92,488
Stock subscriptions receivable	(107,551)
Retained deficit	(1,027,270)

Total stockholders' Defisit	(50,109)

Total liabilities and stockholders' equity	$269,023

The accompanying notes are an integral part of these financial statements

SALON CITY, INC.
Statements of Operations
For the Three Months Ended March 31, 2007 and 2006

	Quarter ended		Quarter ended
	3/31/2007		3/31/2006

Advertising income		$103,115		$120,666
Distributors, conference and other income		140		-

Total revenue		103,255		120,666

Cost of goods sold		(95,404)		(66,790)

Gross Profit		7,851		53,876

Selling, general and administrative expenses		96,591		43,444

Net ordinary income (loss)		(88,740)		10,432

Interest expense		(7,201)		(4,803)

Net income (loss)		$(95,941)		$5,629

Basic income (loss) per share	$	*	$	*

Fully diluted income (loss) per share	$	*	$	*

Weighted average shares outstanding		990,258,974		954,009,642

* = less than $.01 per share.

The accompanying notes are an integral part of these financial statements

SALON CITY, INC.
Statements of Cash Flows
For the Three Months ended March 31, 2007 and 2006

	Quarter ended	Quarter ended
	3/31/2007	3/31/2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(95,941)	$5,629
Adjustments to reconcile net (loss) to net cash provided by
(used in) operating activities:
Depreciation	1,250	767
Common stock issued for services rendered	45,000	-
(Increase) decrease in operating assets:
Accounts receivable	(34,163)	74,635
Other current assets	10,000	-
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	10,420	17,921
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(63,434)	98,952

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(8,883)	-
NET CASH (USED IN) INVESTING ACTIVITIES	(8,883)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock to investors	13,000	-
Repayment of loans to officer	10,909	-
Proceeds from bank loans	48,456	-
Repayments of bank loans	-	(513)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	72,365	(513)

NET INCREASE IN CASH AND CASH EQUIVALENTS	48	98,439

CASH AND CASH EQUIVALENTS:
Beginning of period	82,723	27,507

End of period	$82,771	$125,946

SUPPLEMENTAL CASH FLOW DISCLOSURES AND NON-CASH
FINANCING INFORMATION:
Cash paid during the quarter for interest	$-	$-
Cash paid during the quarter for income taxes	$-	$-

The accompanying notes are an integral part of these financial statements

NOTES TO CONDENSED FINANCIAL STATEMENTS

OF
SALON CITY, INC.
MARCH 31, 2007 (UNAUDITED)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, the unaudited condensed financial statements contain all adjustments consisting only of normal recurring accruals considered necessary to present fairly the Company's financial position at March 31, 2007 and the results of operations for the period ended March 31, 2007.

Management’s Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments– The carrying amounts of financial instruments including accounts receivable, other current assets, equipment and related depreciation, accounts payable and accrued expenses and bank loans payable approximated fair value because of the immediate short-term maturity of these instruments.

Income Taxes– Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting and net operating loss-carry forwards. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTES TO CONDENSED FINANCIAL STATEMENTS

OF
SALON CITY, INC.
MARCH 31, 2007 (UNAUDITED)

Income Taxes (cont.)– The income tax benefit consists of taxes currently refundable due to net operating loss carry back provisions less the effects of accelerated depreciation for the federal government. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Earnings (Loss) Per Share - The Company reports earnings (loss) per share in accordance with Statement of Financial Accounting Standard (SFAS) No.128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share assume the conversion, exercise or issuance of all common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for the periods presented. There were no adjustments required to net income for the period presented in the computation of diluted earnings per share. There were no common stock equivalents (CSE) necessary for the computation of diluted loss per share.

Fixed Assets– Fixed assets are recorded at cost and include expenditures that substantially increase the productive lives of the existing assets. Maintenance and repair costs are expensed as incurred. Depreciation is provided using the straight-line method. Depreciation of property and equipment is calculated over the management prescribed recovery periods, which range from 5 years for equipment to 7 years for furniture and fixtures.

When a fixed asset is disposed of, its cost and related accumulated depreciation are removed from the accounts. The difference between undepreciated cost and proceeds from disposition is recorded as a gain or loss.

Advertising Costs - Advertising costs are expensed as incurred. The Company does not incur any direct-response advertising costs.

Revenue Recognition - Revenue is recognized when advertising services are earned and measurable based upon performed.

NOTES TO CONDENSED FINANCIAL STATEMENTS

OF
SALON CITY, INC.
MARCH 31, 2007 (UNAUDITED)

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the year covered in the financial statements.

Long-Lived Assets - In accordance with SFAS No. 144, the Company reviews and evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, including those noted above, the Company compares the assets’ carrying amounts against the estimated undiscounted cash flows to be generated by those assets over their estimated useful lives. If the carrying amounts are greater than the undiscounted cash flows, the fair values of those assets are estimated by discounting the projected cash flows. Any excess of the carrying amounts over the fair values are recorded as impairments in that fiscal period.

Cash and Cash Equivalents - For purposes of the Statements of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

NOTES TO CONDENSED FINANCIAL STATEMENTS

OF
SALON CITY, INC.
MARCH 31, 2007 (UNAUDITED)

Recent Accounting Pronouncements - In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAF No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”  SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This statement is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006.  The adoption of SFAS No. 155 is not expected to have a material impact on the Company’s results of operations or financial position.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”) which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing and measuring uncertain tax positions for financial statement purposes.  FIN 48 also requires expanded disclosure with respect to the uncertainty in income tax assets and liabilities.  FIN 48 is effective for fiscal years beginning after December 15, 2006, which will be the Company’s calendar year 2007, and is required to be recognized as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The adoption of FIN 48 is not expected to have a material impact on the Company’s results of operations or financial position.

NOTES TO CONDENSED FINANCIAL STATEMENTS

OF
SALON CITY, INC.
MARCH 31, 2007 (UNAUDITED)

Recent Accounting Pronouncements (cont.) - In June 2006, the Financial Accounting Standards Board (“FASB”) ratified the provisions of Emerging Issues Task Force (“EITF”) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF Issue No. 06-3 requires that the presentation of taxes within revenue-producing transactions between a seller and a customer, including but not limited to sales, use, value added, and some excise taxes, should be on either a gross (included in revenue and cost) or a net (excluded from revenue) basis. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. EITF Issue No. 06-3 is effective for fiscal years beginning after December 15, 2006, which will be the Company’s calendar year 2007.  The adoption of EITF Issue No. 06-3 is not expected to have a material impact on the Company’s results of operations or financial position.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No.108 (“SAB No. 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements.” SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment.  SAB No. 108 is effective for the fiscal year beginning November 15, 2006.  The adoption of SAB No. 108 is not expected to have a material impact on the Company’s results of operations or financial position.

In March 2006, the FASB issued SFAS No. 156.  This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of its first fiscal year that begins after September 15, 2006.

An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement.

NOTES TO CONDENSED FINANCIAL STATEMENTS

OF
SALON CITY, INC.
MARCH 31, 2007 (UNAUDITED)

Recent Accounting Pronouncements (cont.) - In September 2006, the FASB issued SFAS No. 157 and No. 158.  Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice.

Statement No. 158 is an amendment of FASB Statements No. 87, 88, 106, and 132(R).  It improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization.  This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

The Company does not expect application of SFAS No. 156, 157 and 158 to have a material affect on its financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders of Salon City, Inc.

We have audited the accompanying balance sheet of Salon City, Inc. (the “Company”) as of December 31, 2006 and related statements of operations, stockholders’ deficit, and cash flows for the year ending December 31, 2006 and for the period January 4, 2005 (inception) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of salon City, Inc. (a Nevada corporation) as of December 31, 2006 and the results of its operations and its cash flows for year ended December 31, 2006 and for the period January 4, 2005 to December 31, 2005 (inception) in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has a deficit book value and a negative cash flow from operations that have placed substantial doubt as to whether the Company can continue as a going concern. The ability of the Company to continue as a going concern is dependent on increasing revenues, and obtaining new capital. Management has enacted a plan to raise capital and increase sales.

/s/ LAKE & ASSOCIATES CPA’S LLC
LAKE & ASSOCIATES CPA’S LLC
BOCA RATON FLORIDA

July 3, 2007

SALON CITY, INC.
Balance Sheet
As of December 31, 2006

Assets
Current assets
Cash	$89,316
Accounts receivable-net	69,775
Prepaid Expenses	54,000

Total current assets	213,091

Fixed assets
Equipment	16,389
Accumulated depreciation	(16,000)

Total fixed assets	389

Total assets	$213,480

Liabilities and Stockholders' Equity (Deficit)
Current liabilities

Accounts payable and accrued expenses	$205,009
Deferred Revenue	52,785
Note payable - current portion	20,000

Total current liabilities	277,794

Long-term bank loans payable	22,963

Total liabilities	300,757

Stockholders' Equity (Deficit)
Preferred stock, (50,000,000 shares authorized, 0 shares
issued or outstanding, par value $ .001 per share)	-
Common stock, (1,000,000,000 shares authorized, 979,223,658 shares
issued and 967,067,258 outstanding, par value $.001 per share)	979,224
Additional paid-in capital	1,955,049
Treasury Stock	(243,128)
Retained deficit	(2,778,422)

Total stockholders' equity (Deficit)	(87,277)

Total liabilities and stockholders' equity (Deficit)	$213,480

The accompanying notes are an integral part of these financial statements

SALON CITY, INC.
Statements of Operations
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

	2006	2005
Revenues
Advertising income	$349,314	$330,056
Distributors, conference and other income	55,367	50,487

Total revenue	404,681	380,543

Cost of goods sold	(278,018)	(210,581)

Gross Profit	126,663	169,962

Operating Expenses
Selling, general and administrative expenses	(2,651,344)	(423,703)

Net Income (Loss) Before Taxes	(2,524,681)	(253,741)

Income Tax Expense	-	-

Net Income (Loss)	$(2,524,681)	$(253,741)

Net Loss Per Common Share
Basic and fully diluted	**	**
** Less than .01

Weighted Average Common Shares Outstanding	944,890,986	890,042,596

The accompanying notes are an integral part of these financial statements

SALON CITY, INC.
Statement of Stockholders' Equity (Deficit)
For the Year Ended December 31, 2006 and the Period January 4, 2005(inception) thru December 31, 2005

	Preferred Stock		Common Stock		Additional	Treasury	Stock
Par Value $.001					Paid in	Stock	Sub.	Retained
	Shares	Amount	Shares	Amount	Capital		Receivable	(Deficit)

Founders Stock Issued	-	$-	850,000,000	$850,000	$(835,001)	$-	$-	$-
Issuance of stock for services	-	-	49,500,000	49,500	277,200	-	-	-
Proceeds issuance of shares	-	-	16,295,625	16,296	91,255	-	(107,551)	-
Net (loss) for the year	-	-	-	-	-	-	-	(253,741)

Balances, December 31, 2005	-	$-	915,795,625	$915,796	$(466,546)	$-	$(107,551)	$(253,741)

Proceeds issuance of shares	-	-	34,500,000	34,500	310,500	-	-	-
Issuance of stock for services	-	-	28,928,033	28,928	1,940,300	-	-	-
Stock sub. uncollectible	-	-	-	-	-	-	107,551	-
Issuance of warrants	-	-	-	-	170,795	-	-	-
Shares returned to treasury	-	-	-	-	-	(243,128)	-	-
Net (loss) for the year	-	$-	-	-	-	-	-	(2,524,681)

Balances, December 31, 2006	-	$-	979,223,658	$979,224	$1,955,049	$(243,128)	$-	$(2,778,422)

The accompanying notes are an integral part of these financial statements

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity– Salon City, Inc. (the “Company”) was incorporated under the laws of the State of Nevada on January 5, 2005. The Company originally launched operations in the fall of 1995 as SC Communications, a sole proprietorship owned by current management. It first provided consulting services to beauty product manufacturers. In 1998, the Company added publicity and public relations services for salons and individuals through an additional sole proprietorship named Salon City Press Club. In 2000, the Company began producing the SunFun Beauty Festival, an annual summer conference in Las Vegas. In 2001, the Company began publishing Salon City Star magazine – a consumer magazine for salons, spas, and their clients. For the last five years, Salon City Star has been selling on newsstands in Southern California and New York City. It is mailed to top salons nationally and is distributed in salons and spas in various states and foreign countries by its network of 30 distributors, known as the Salon City Network.

Basis of Presentation - The financial statements included herein include the accounts of Salon City, Inc. prepared under the accrual basis of accounting.

Management’s Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments– The carrying amounts of financial instruments including accounts receivable, prepaid expenses, fixed assets, accounts payable and accrued expenses, and deferred revenue are approximated at fair value because of the immediate short-term maturity of these instruments.

Income Taxes– Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting and net operating loss carry-forwards. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

Income Taxes (Cont.)– The income tax benefit consists of taxes currently refundable due to net operating loss carry back provisions less the effects of accelerated depreciation for the federal government. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Earnings (Loss) Per Share - The Company reports earnings (loss) per share in accordance with Statement of Financial Accounting Standard (SFAS) No.128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share assume the conversion, exercise or issuance of all common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for the periods presented. There were no adjustments required to net income for the period presented in the computation of diluted earnings per share. There were no common stock equivalents (CSE) necessary for the computation of diluted loss per share.

Fixed Assets– Fixed assets are recorded at cost and include expenditures that substantially increase the productive lives of the existing assets. Maintenance and repair costs are expensed as incurred. Depreciation is provided using the straight-line method. Depreciation of equipment is calculated over the management prescribed recovery periods, which range from 5 years for equipment to 7 years for furniture and fixtures.

When a fixed asset is disposed of, its cost and related accumulated depreciation are removed from the accounts. The difference between undepreciated cost and proceeds from disposition is recorded as a gain or loss.

Advertising Costs - Advertising costs are expensed as incurred. The Company does not incur any direct-response advertising costs.

Revenue Recognition - Revenue is recognized when advertising services are earned and measurable based upon completed performance. All revenue transactions are reviewed for credit worthiness prior to commencement of the revenue process.

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the year covered in the financial statements.

Long-Lived Assets - In accordance with SFAS No. 144, the Company reviews and evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, including those noted above, the Company compares the assets’ carrying amounts against the estimated undiscounted cash flows to be generated by those assets over their estimated useful lives. If the carrying amounts are greater than the undiscounted cash flows, the fair values of those assets are estimated by discounting the projected cash flows. Any excess of the carrying amounts over the fair values are recorded as impairments in that fiscal period.

Cash and Cash Equivalents - For purposes of the Statements of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Accounts receivable represent amounts billed for goods sold that have not yet been collected.  Accounts receivable are stated at estimated net realizable value.  Accounts receivable are comprised of balances due from customers net of estimated allowances for uncollectible accounts.  In determining the collectibility of the account, historical trends are evaluated and specific customer issues are reviewed to arrive at appropriate allowances.

Stock-Based Compensation - The Company accounts for stock-based compensation using the fair value method of Financial Accounting Standard No. 123R. Common shares issued for services rendered by a third party (both employees and non-employees) are recorded at the fair value of the shares issued or services rendered, whichever is more readily determinable. The Company accounts for options and warrants under the same authoritative guidance using the Black-Scholes Option Pricing Model.

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

Recent Accounting Pronouncements - In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 155, permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on the Company’s results of operations or financial position.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”) which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing and measuring uncertain tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income tax assets and liabilities.  FIN 48 is effective for fiscal years beginning after December 15, 2006, which will be the Company’s calendar year 2007, and is required to be recognized as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The adoption of FIN 48 is not expected to have a material impact on the Company’s results of operations or financial position.

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

Recent Accounting Pronouncements (cont.) - In June 2006, the Financial Accounting Standards Board (“FASB”) ratified the provisions of Emerging Issues Task Force (“EITF”) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF Issue No. 06-3 requires that the presentation of taxes within revenue-producing transactions between a seller and a customer, including but not limited to sales, use, value added, and some excise taxes, should be on either a gross (included in revenue and cost) or a net (excluded from revenue) basis.  In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant.  The disclosure of those taxes can be done on an aggregate basis.  EITF Issue No. 06-3 is effective for fiscal years beginning after December 15, 2006, which will be the Company’s calendar year 2007. The adoption of EITF Issue No. 06-3 is not expected to have a material impact on the Company’s results of operations or financial position.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No.108 (“SAB No. 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements”. SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective for the fiscal year beginning November 15, 2006. The company has adopted SAB No. 108 effective for the year end December 31, 2006.  Any error in the financial statements of a prior period discovered subsequent to their issuance shall be reported as a prior-period adjustment by restating the prior-period financial statements. Restatement requires that:
a. The cumulative effect of the error on periods prior to those presented shall be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented.
b. An offsetting adjustment, if any, shall be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period.
c. Financial statements for each individual prior period presented shall be adjusted to reflect correction of the period-specific effects of the error.

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

Recent Accounting Pronouncements (cont.) - In March 2006, the FASB issued SFAS No. 156. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of its first fiscal year that begins after September 15, 2006.

An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement.

In September 2006, the FASB issued SFAS No. 157 and No. 158.  Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice.

Statement No. 158 is an amendment of FASB Statements No. 87, 88, 106, and 132(R). It improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

The Company does not expect application of SFAS No. 156, 157 and 158 to have a material affect on its financial statements.

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

Recent Accounting Pronouncements (cont.) - In February 2007, FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115  (“SFAS 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. This option is available to all entities, including not-for-profit organizations. Most of the provisions in SFAS 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. Some requirements apply differently to entities that do not report net income. The FASB’s stated objective in issuing this standard is as follows: “to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.”

The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. A not-for-profit organization will report unrealized gains and losses in its statement of activities or similar statement. The fair value option: (i) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (ii) is irrevocable (unless a new election date occurs); and (iii) is applied only to instruments and not to portions of instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements (“SFAS 157”). We are currently assessing the impact of SFAS 159 on our financial statements.

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

NOTE 2 – STOCKHOLDERS’ EQUITY

During the years ended December 31, 2006 and 2005, the Company issued 34,500,000 and 16,295,625 common shares in exchange for $345,000 and $47,013 in cash collections, respectively, from the sale thereof pursuant to a private placement to accredited investors made under Regulation 504.

During the years ended December 31, 2006 and 2005, 28,928,033 and 49,500,000 common shares, respectively, were issued to various consultants in exchange for services rendered.

During the years ended December 31, 2005, 850,000,000 common shares were issued to our founding officers in exchange for services rendered.

In July of 2006, the Company legally amended its Articles of Incorporation to increase its authorized common shares to 1,000,000,000 shares with a par value of $.001 per share. In addition, the Company authorized 50,000,000 shares of preferred stock with a par value of $.001 per share. Also, in July of 2006, the Company performed a five for one forward split on its common stock. The financial statements herein include the effects thereof.

NOTE 3 - GOING CONCERN

As shown in the accompanying financial statements, the Company has suffered recurring losses from operation to date. The Company has a net loss and negative cash flows from operations of $2,524,681 and $188,447 for the year ending December 31, 2006, respectively. These factors raise substantial doubt about its ability to continue as a going concern.

Management's plans in regard to this matter are to raise equity capital and seek strategic relationships and alliances in order to increase revenues in an effort to generate positive cash flow. Additionally, we must continue to rely upon equity infusions from investors in order to improve liquidity and sustain operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

NOTE 4 - INCOME TAXES

The Company has approximately $638,399 of net operating losses available that expire in various years through the year 2025.

Due to operating losses and the inability to recognize an income tax benefit there from, there is no provision for current federal or state income taxes for the years ended December 31, 2006 and 2005.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

The Company’s deferred tax asset at December 31, 2006 consists of net operating loss carry forwards calculated using federal and state effective tax rates. Because of the Company’s lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by approximately $130,784 for the year ended December 31, 2006.

At December 31, 2006, the approximate deferred tax assets were as follows:

 2006                          2005
Net operating loss carry forwards                                    $  217,056                    $  86,272
Less: valuation allowance                                                $ (217,056)                  $ (86,272)

Deferred tax asset                                                         $         -0-                   $         -0-

NOTE 5 - SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the years ended December 31, 2006 and 2005 is summarized as follows:

Cash paid during the years ended December 31, 2006 and 2005 for interest and income taxes:

                                                                                           2006                          2005
Income Taxes                                                             $          -0-                             -0-
Interest                                                                             $4,948                      $  2,917

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

NOTE 6 - SEGMENT REPORTING

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.”  This statement requires companies to report information about operating segments in interim and annual financial statements. It also requires segment disclosures about products and services, geographic areas, and major customers. The Company determined that it did not have any separately reportable operating segments as of December 31, 2006 and 2005. It should be noted, however, that subsequent to year end, the Company publicly announced that it will enter the following areas which may trigger segment reporting: multiple marketing packages that offer print ads, promotional event sponsorships, and integrated branding in the all-new www.saloncity.com social on-line network.

NOTE 7 – WARRANTS

The Company issued 6,900,000 stock warrants during the year 2006. No warrants were issued in 2005.  These warrants expire on June 30, 2011 and the exercise price is $.10 per warrant. No warrants expired during 2006.

During the year ended December 31, 2006, the Company recorded an expense of $170,795, equal to the estimated fair value of the options at the date of grants. The fair market value was calculated using the Black-Scholes options pricing model, assuming approximately 4.5% risk-free interest, 0% dividend yield, 55% volatility, and a life of five years. The remaining life of the warrants as of December 31, 2006 is 4.5 years.

NOTE 8 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2006 and 2005, the Company’s officers and majority shareholders borrowed monies from the Company. In December of 2006, the Company was fully repaid the entire amount and no balance exists as of December 31, 2006.

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

NOTE 9 – COMMITMENTS

The Company has no written lease for its sales and executive offices in West Hollywood, California. The Company operates its offices under a lease signed personally by one of its officers and majority shareholders. The effects of rent expense are immaterial to the financial statements taken as a whole and the imputed effects thereof are not credited to the Company’s additional paid in capital under generally accepted accounting principles.

NOTE 10 – LONG-TERM BANK LOANS PAYABLE

Notes payable at December 31, 2006 consist of the following:

Note payable to an unrelated bank bearing 14.75% interest,
secured by a personal guarantee from the Company’s officer
and majority shareholder. No monthly payments of
principal required, only monthly interest payments, and
maturity date of September 14, 2011.$22,937

Demand line of credit payable to an unrelated bank bearing
interest of the Wall Street Journal rate plus 2.00%, unsecured.
No monthly payments of principal required, only monthly
interest payments, and no maturity date.$20,000

Principal maturities of notes payable as of December 31, 2006 for the next five years and thereafter is as follows:

2007                                                      $     20,000
2008                                                      $          -0-
2009                                                      $          -0-
2010                                                      $          -0-
2011                                                      $     22,937

Total                                                      $     42,937

SALON CITY, INC.

NOTES TO AUDITED FINANCIAL STATEMENTS
For the Year Ended December 31, 2006
and the Period January 4, 2005(inception) thru December 31, 2005

NOTE 11-TRADE ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable; however, changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future. The Company determines the allowance based on historical write-off experience, current market trends and, for larger accounts, the ability to pay outstanding balances. The Company continually reviews its allowance for doubtful accounts. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectibility. In addition, the Company maintains a general reserve for all invoices by applying a percentage based on the age category. Account balances are charged against the allowance after all collection efforts have been exhausted and the potential for recovery is considered remote.

Changes in the allowance for doubtful accounts are as follows:

	2006	2005
Beginning balance	$-0-	-0-
Provision for doubtful accounts	35,292
Write-offs	-0-
Ending balance	$35,292	-0-

Part III

ITEM 1.  INDEX TO EXHIBITS

            3.1        Articles of incorporation filed on January 4, 2005 *

3.2	Articles of amendment for increase in number of authorized common shares and to authorize preferred shares as filed July 6, 2006 *

            3.3        By-laws *

 4         Form of stock certificate *

10.1	Consulting Agreement with Capital Solutions, Inc. dated June 26, 2006 and related modification thereto*

10.2	Consulting Agreement with Garland E. Harris dated January 12, 2005 *

10.3	Financial Advisory Agreement with Northern Professional Advisors, Inc. dated March 10, 2007 *

10.4	Form of Series A Warrant *

10.5	Transfer Agent Agreement with Island Stock Transfer *

10.6	Consulting Agreement with Alvin Mirman *

99.1     Title 7 of Chapter 78 of the Nevada Statutes addressing Indemnification *

* = attached herewith

SIGNATURES

In  accordance  with  Section 12 of the  Securities  Exchange  Act of 1934, the Registrant  caused this  registration  statement  to be signed on its behalf the undersigned thereto duly authorized.

Dated: July 16, 2007

                                                                      SALON CITY, INC.

                                                       BY:        /s/ Steven A. Casciola
                                                                     Steven A. Casciola, President

                                                                     /s/ Annie Casciola
                                                                     Annie Casciola, Vice President